# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HIBBETT INC, CIK 0001017480
CUSIP: 428567101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2700 MILAN COURT, BIRMINGHAM, Alabama (AL), 35211
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001471085

## Reporting persons
- Bronte Capital Management Pty Ltd.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 604,211; sole dispositive power 0; shared dispositive power 604,211; aggregate amount beneficially owned 604,211 (5.1% of the class)
- John Lawrence Hempton: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 604,211; sole dispositive power 0; shared dispositive power 604,211; aggregate amount beneficially owned 604,211 (5.1% of the class)
- Simon David Maher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 604,211; sole dispositive power 0; shared dispositive power 604,211; aggregate amount beneficially owned 604,211 (5.1% of the class)

## Item 1. Issuer
Name of issuer: HIBBETT INC
Address of issuer's principal executive offices: 2700 MILAN COURT, BIRMINGHAM, ALABAMA, 35211

## Item 2. Person Filing
Name of person filing:
Bronte Capital Management Pty Ltd
John L. Hempton
Simon D. Maher
Address of principal business office or, if none, residence:
Suite 1703, 101 Grafton Street
Bondi Junction 2022
Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Items 5-9 and 11 of the cover page for each Filer.
Percent of class: The percentages reported in this Schedule 13G are based on 11,771,751 shares of Common Stock outstanding as of November 30, 2023, as reported in the Form 10-Q filed by the Issuer on December 5, 2023.
Sole power to vote or to direct the vote: See Items 5-9 and 11 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Items 5-9 and 11 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Items 5-9 and 11 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Items 5-9 and 11 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bronte is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. No individual client's holdings of the Shares are more than five percent of the outstanding Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

## Signatures
- Bronte Capital Management Pty Ltd.: Simon D. Maher, Managing Director (02/13/2024)
- John Lawrence Hempton: John Lawrence Hempton, Director (02/13/2024)
- Simon David Maher: Simon David Maher, Managing Director (02/13/2024)